FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 18, 2015

Registration No. 333-203678

MANHATTAN BRIDGE CAPITAL, INC.

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all the information you should consider before investing.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. We have also filed a prospectus supplement related specifically to the current offering. Before you invest, you should read the prospectus supplement and the accompanying prospectus, dated May 18, 2015, (including the risk factors described therein), the registration statement and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. The registration statement, including the prospectus contained therein, as well as the prospectus supplement, are available on the SEC website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you these documents if you contact Aegis Capital, Corp. at 810 Seventh Avenue, 11th Floor, New York, NY 10019, Attention: Prospectus Department, Telephone: 212-813-1010, E-mail: prospectus@aegiscap.com.

CORPORATE PRESENTATION

NASDAQ: LOAN

Forward - Looking Statements 2 This presentation includes forward - looking statements. All statements other than statements of historical facts contained in thi s presentation, including statements regarding our future results of operations and financial position, strategy and plans, and ou r expectations for future operations, are forward - looking statements. The words “anticipate,” “estimate,” “expect,” “project,” “pl an,” “seek,” “intend,” “believe,” “may,” “might,” “will,” “should,” “could,” “likely,” “continue,” “design,” and the negative of such term s a nd other words and terms of similar expressions are intended to identify forward - looking statements. We have based these forward - looking statements largely on our current expectations and projections about future events and trend s that we believe may affect our financial condition, results of operations, strategy, short - term and long - term business operation s and objectives and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions , some of which cannot be predicted or quantified and some of which are beyond our control, including those described in “Risk Fac tors.” In light of these risks, uncertainties and assumptions, the forward - looking events and circumstances discussed in this presentat ion may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward - looking sta tements. You should not rely upon forward - looking statements as predictions of future events. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, level of activity, performance o r achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of th ese forward - looking statements. We disclaim any duty to update any of these forward - looking statements after the date of this presen tation to confirm these statements in relationship to actual results or revised expectations. All forward - looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as we ll as others made in this presentation. You should evaluate all forward - looking statements made by us in the context of these risks an d uncertainties.

Free Writing Prospectus Statement 3 This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. We have also filed a prospectus supplement, dated May 18, 2015, related specifically to the current offering. Before you invest, you should read the prospectus in the registration statement and the prospectus supplement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://ww.sec.gov . The preliminary prospectus supplement is also available on the SEC website at http://ww.sec.gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus supplement if you contact Aegis Capital, Corp. at 810 Seventh Avenue,11 th Floor, New York, NY 10019, Attention: Prospectus Department, Telephone: 212 - 813 - 1010, E - mail: prospectus@aegiscap.com.

Offering Summary Issuer Manhattan Bridge Capital Listing Ticker LOAN (NASDAQ) Offering Size Approximately $4,500,000 (100% Primary) Securities Offered Common Shares Over - Allotment 15% (100% Primary) Use of Proceeds Working Capital Sole Bookrunner Aegis Capital Corp. 4

Overview • A leading “hard money lender” in the New York metropolitan market • Provide short - term secured financing to real estate investors in the New York metropolitan area • Higher rates than conventional banks for faster approval • Typical loans range from $300K - $600K 5

Business Model • Generate above average, consistent returns with low risk • Rigorous due diligence comparable to a conventional bank but with quick approval • Focused on asset and cash flow protection and net worth of principals • Disciplined underwriting, deal structuring and portfolio management • Every loan is secured by a first mortgage lien on a real estate • Every loan is personally guaranteed by the principal of the borrower, which may be collaterally secured by a pledge of the principal’s equity interest in the borrower • Conservative 65% LTV (loan - to - value) 6

Deal Types Existing Loan Portfolio 7 Purchase, Fix and Flip Small/New Construction Projects – single and multi - units Income Producing Properties

Lending Process Discipline Origination - Generate deal flow - Opportunity is matched with lending criteria Conservative Loan Underwriting - Thorough due diligence process - Emphasize principal protection to ensure margin of safety Rigorous Portfolio Management - Continuous monitoring of underlying performance and compliance - Weekly cash collections report Strong Operations Support - Sophisticated billing, collection and monitoring systems - Detailed legal review for each transaction 8

Loan Structure Size • Typically, $50K - $1.3M Collateral • Senior Mortgage Term • Up to one year Rate • 12% - 15% (current pay) Upfront Fees • 1% - 3% Payments • Typically, interest payable monthly and principal payable at maturity Covenants • According to company’s lending policy Criteria • Compelling exit strategy either by selling or refinancing • Equity participation from borrower • Strong financial conditions of borrower • 65% LTV (loan - to - value) • Personal guarantees • Monthly interest payments 9

Financial Highlights Portfolio Overview Balance Sheet 10 • Currently managing approximately 75 loans • Completed more than 350 transactions in 8 years worth more than $85M • 2014 revenues of $2.9M compared to $2.3M the prior year • Since commencing this business in 2007, we have never foreclosed on a property and none of our loans have gone into default, although some have been renewed or extended to avoid premature sale or refinancing of property • $23.8M of short - term and long - term secured loans receivable at March 31, 2015 • Net proceeds from offering will be used to increase loan portfolio • $14M line of credit with Webster Business Credit Corp. with interest at either (i) 4.75% + LIBOR or (ii) Webster’s base commercial lending rate + 3.25%, as we determine, secured with personal guarantee • Debt balance as 3/31/15: $10.4M -- $9.3M to Webster and $1.1M short - term loans at 8% - 10% interest rate

Organization • Responsible for overall portfolio management • Interviews each borrower • Oversees due diligence and decision making process • Monitors portfolio daily and interacts with borrowers CEO/Portfolio Manager • Preliminary screening and due diligence of financial conditions • Monitors budget, cash reserves, and available funds • Prepares required regulatory reports ( ie . SEC) Finance • Monitors due diligence process including background checks, loan contracts and mortgage documentation • Drafts term sheets, loan contracts and mortgage documents • Enforce and maintain compliance with covenants, file and maintain UCCs and mortgages Legal Engineer, Construction Inspector, Appraiser and Loan Originator 11

Management Assaf Ran, CEO Vanessa Kao, CFO • Assaf Ran is the founder of Manhattan Bridge Capital and has been the company’s CEO and President since 1989 • Assaf has 24 years of senior management experience leading public and private businesses • Founder of DAG Media and grew revenues to over $12M • Vanessa Kao rejoined MBC in 2011 as Chief Financial Officer and Treasurer • Previously served as the Assistant Chief Financial Officer of the Company from 2004 – 2006 • Holds an MBA in Finance and MIS/E - Commerce from the University of Missouri 12 Board of Directors • Qualified and engaged • Oversight to management • Safety net to management team and shareholders

MBC REIT Model • REIT tax pass - through entity • Distribute 90% of earnings to shareholders • 5 largest shareholders own less than 50% of shares outstanding • Lower leverage compared to peers • High capital turnover results in increased liquidity • Company has increased its dividend and is currently paying $0.08 per share quarterly dividend 13

Capital Structure (Pre - Offering) 14 Shares Outstanding¹ % Common Shares 6,095,089 97.4% Equity Awards - Stock Options 2 71,000 1.1% Warrants 3 91,319 1.5% Adjusted Shares Outstanding 6,257,408 100% Short - term Debt $1,100,000 Credit Line 4 $14,000,000 Pro Forma Debt $15,100,000 1 As of 5/15/15. 2 Exercise price of $1.01 to $ 2.92 per share. 3 3,600 warrants with an exercise price of $2.30 and 87,719 warrants with an exercise price of $3.5625. 4 $9.3M outstanding at March 31, 2015.

Conclusion • Advantages in both strong and recessionary markets • Strong management team and proven track record • Focused and specialized with one product – hard money loans • Low risk of default with short - term, conservative LTV loans with thorough due diligence and transaction structuring • Extensive experience in evaluating individual and collateral values 15